Exhibit 12

American International Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

Three Months Ended March 31, (in millions, except ratios)	2004	2003

Income before income taxes, minority interest and cumulative effect of an accounting change	$4,291	$2,924
Less – Equity income of less than 50% owned persons	50	30
Add – Dividends from less than 50% owned persons	3	3

	4,244	2,897
Add – Fixed charges	1,617	1,412
Less – Capitalized interest	14	12

Income before income taxes, minority interest, cumulative effect of an accounting change and fixed charges	$5,847	$4,297

Fixed charges:
Interest costs	$1,571	$1,367
Rental expense*	46	45

Total fixed charges	$1,617	$1,412

Ratio of earnings to fixed charges	3.62	3.04

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$1,093	$898
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$524	$514

Secondary ratio of earnings to fixed charges	9.08	6.62

*	The proportion deemed representative of the interest factor.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such expenses are also removed from income before income taxes, minority interest and cumulative effect of an accounting change used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally Sun America Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or agreement, with the intent of earning operating income from the spread.